April 17, 2013

Jennifer Gowetski, Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> Re: **Request for Qualification for**
>   **Fundrise 906 H Street NE, LLC**
>   **Regulation A Offering Statement on Form 1-A (File No. 024-10325)**

Dear Ms. Gowetski:

Fundrise 906 H Street NE, LLC (the "Issuer") hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 2:00 p.m. Washington, D.C. time, on Friday, April 19, 2013, or as soon thereafter as possible. Please send a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the qualified time and date of the Offering Statement to our counsel, O'Melveny & Myers LLP , Attention: Martin Dunn, facsimile at (202) 383-5414. Mr. Dunn's direct line is (202) 383-5418.

On behalf of the Issuer, the undersigned acknowledges that the disclosure in the Offering Statement is the responsibility of the Issuer:

1. Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Bjorn Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile), or ben@fundrise.com (email).

Very truly yours,

FUNDRISE 906 H STREET NE, LLC

By: Its Manager, Fundrise Manager 906 H Street NE, LLC



By: _____

Name: Benjamin S. Miller

Title: Manager of Fundrise Manager 906 H Street NE, LLC

cc: Daniel S. Miller
         Manager, Fundrise 906 H Street NE, LLC

         Martin P. Dunn

         Bjorn J. Hall